Exhibit 18




August 9, 1996



Mr. J. Steven Roy
Senior Vice President and
Chief Financial Officer
Movie Gallery, Inc.
739 W. Main Street
Dothan, Alabama 36301

Dear Sir:

Note 2 of the financial statements of Movie Gallery, Inc. included in its Form 10Q for the six months ended June 30, 1996 describes a change in the method of amortizing the cost of videocassette and video game rental inventory to an accelerated method with increased amortization for "new release" rental. You have advised us that you believe that the change is to a preferable method in your circumstances because (i) it will result in a better match of the cost of videocassettes with their revenues in the Company's current operating environment and (ii) it is consistent with industry practice.

We conclude that the change in the method of amortizing videocassette rental inventory, including video games and audio books, is to an acceptable alternative method, which, based on your business judgment to make this change for the reasons cited above is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards for any financial statements of the Company as of any date or for any period subsequent to December 31, 1995, and therefore we do not express any opinion on any financial statements of Movie Gallery, Inc. subsequent to that date.

                                                     Very truly yours,


                                                     /s/ Ernst & Young LLP


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